UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

CABELA’S INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-32227	20-0486586
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

One Cabela Drive, Sidney, Nebraska		69160
(Address of principal executive offices)		(Zip Code)

Brent LaSure		(308) 254-5505
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Cabela’s Incorporated has filed a Conflict Minerals Report (“CMR”) for the year ended December 31, 2016, herewith as Exhibit 1.01, which is also publicly available through the “Corporate Governance” section of the “Investor Relations” page of our website at www.cabelas.com.

Through our reasonable country of origin inquiry described in our CMR, we believe that certain Conflict Minerals (as defined in the CMR) that are necessary to the functionality or production of products that we contracted to manufacture came from recycled or scrap sources.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CABELA’S INCORPORATED

By: /s/ Douglas R. Means	Dated: May 15, 2017
Douglas R. Means Executive Vice President and Chief Information Technology and Supply Chain Officer

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